HOLDING

RECEIVED

2005 OCT -7

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05011779

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 04 October 2005

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Hanns-Christian Paul

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Enclosures

(1) 15 September 2005	Press release: "Slimbo" money market bond issued for the first time by Wuerttembergische Hypothekenbank.
(2) 12 September 2005	Successful completion of JPY 52 billion financing to a group of investors arranged by AIG Global Real Estate Investment Japan Corporation for the acquisition of Ebisu Prime Square.
(3) 05 September 2005	Press release: Hypo Real Estate International: Successful completion of a circa SEK 2.47 billion (circa € 262 million) senior financing for the acquisition of an office portfolio in Stockholm by Niam Fund III and the Whitehall Street Real Estate Funds.
(4) 05 September 2005	Press release: Hypo Real Estate Bank International provides € 36.4 million development facility for Arlington Europe.

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell, Frank Lamby

Press release

"Slimbo" money market bond issued for the first time by Wuerttembergische Hypothekenbank

- **WuerttHyp Slimbo No. 1 with an issue volume of € 1 billion**
- **Re-offer price 1.25 bp above seven-month Euribor**

Stuttgart/Munich, 15.09.2005: Wuerttembergische Hypothekenbank – which from 2006 onwards will trade as Hypo Real Estate Bank International AG – is for the first time issuing a "Slimbo" money market bond (Short Liquid Money market Bond).

The "WuerttHyp Slimbo No. 1" of Wuerttembergischen Hypothekenbank has an initial issue volume of € 1 billion. It has a life of seven months, and the re-offer price is 1.25 bp above seven-month Euribor. This is equivalent to a yield of 2.1935 %. The smallest tradable unit is € 50,000. The "WuerttHyp Slimbo 1" will be listed over-the-counter (OTC) trading on the Stuttgart stock exchange. The syndicate and market makers comprise LBBW, Citigroup, Commerzbank, Dresdner Kleinwort Wasserstein, IXIS and HVB.

This type of bond, which is a new funding instrument, is a bearer bond with a minimum issue volume of € 500 million. "Slimbos" provide the advantages of high liquidity and a short life (approx. two years). The high liquidity, which will be retained until the last day of maturity, will be guaranteed by permanent market making of the lead managers. A further attractive aspect is the spread between bid and offer price which varies between one and four Cents depending on maturity. This means that the paper is very negotiable. Bloomberg and EUREX Bonds provide an electronic trading platform for the Slimbo.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Information for editors:

Wuerttembergische Hypo due to become Hypo Real Estate Bank International AG

As already announced, the Hypo Real Estate Group is taking advantage of the opportunities provided by the new Pfandbrief Act. Accordingly, the group – which is one of the largest European providers of commercial real estate financing – is combining its *international real estate financing business* in Wuerttembergische Hypothekenbank (Stuttgart), which from 2006 onwards will trade as **Hypo Real Estate Bank International AG.** Public Finance business as well as Capital Markets will be operated in Hypo Public Finance Bank puc (Dublin), which will in future be a subsidiary of Hypo Real Estate Bank International AG. The centre of competence for the *German market* is **Hypo Real Estate Bank AG** in Munich.

Press contact:

Hypo Real Estate Group:
Doris Linder
Telephone: +49 (0) 89 203007 774
Telefax.: +49 (0) 89 203007 772
Email: doris.linder@hyporealestate.com

Press release

Successful completion of JPY 52 billion financing to a group of investors arranged by AIG Global Real Estate Investment Japan Corporation for the acquisition of Ebisu Prime Square

Tokyo/Munich, September 12th, 2005: Hypo Real Estate Capital Japan Corporation, a subsidiary of Hypo Real Estate Bank International, announces that it has provided JPY 52 billion (approximately EUR 385 million) financing to a group of investors consisting of AIG Group Insurance Companies and others for their acquisition of Ebisu Prime Square, a class A property in Central Tokyo. The transaction closed on August 22nd 2005. The group of investors was arranged by AIG Global Real Estate Investment Japan Corporation.

Ebisu Prime Square is a multi-purpose property. It comprises high quality office and retail shops as well as residential units. The property is located in a prime area of Hiroo, Shibuya-ku (Central Tokyo), within walking distance of Ebisu Station.

Commenting, Leonard Meyer zu Brickwedde, CEO-Asia (Asian business platform) said: "Hypo Real Estate Capital Japan Corporation is proud to have been chosen as the sole finance provider for this landmark investment sponsored by one of the most professional international investors."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Bank International: Successful completion of a circa SEK 2.47 billion (circa € 262 million) senior financing for the acquisition of an office portfolio in Stockholm by Niam Fund III and the Whitehall Street Real Estate Funds

Stockholm/London/Munich, September 5th 2005: Hypo Real Estate Bank International is pleased to announce that it has provided senior acquisition financing of circa SEK 2.47 billion (circa € 262 million) to a joint venture owned by Niam Fund III and the Whitehall Street Real Estate Funds. The financing, which closed on 1st September 2005, is in connection with the joint venture's acquisition of an office portfolio in Stockholm, Sweden, from the listed Swedish property company Fabege.

The portfolio consists of 146,398 sq.m. of modern office properties divided equally between in Kista and Marievik, two well established office parks outside the Stockholm City centre. Most of the portfolio is let on long leases to strong tenants such as Swedish State, Ericsson, Tele 2 and ISS.

Commenting, Harin Thaker, CEO-Europe, said: "I am delighted to announce another large, structured acquisition financing in the Scandinavian property market to key local and international clients. With the completion of this deal, we have underwritten more than € 700 million in the Scandinavian property markets during 2005, clearly demonstrating our financing capabilities.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Bank International provides €36.4 million development facility for Arlington Europe

London/Madrid/Munich, September 5th 2005: Hypo Real Estate Bank International is pleased to announce that it has provided €36.4 million of development finance to Arlington Barcelona S.L.U. for the construction of the first phase of Viladecans Business Park in Barcelona. The deal closed on 2nd September 2005.

Arlington Barcelona S.L.U. is part of the Arlington European Business Park Fund managed by Arlington Securities, the leading business park investment manager, developer and operator in the UK. The Fund has assets located in Madrid and Paris, as well as Barcelona.

The development is the first of three commercial phases at Viladecans Business Park, which will ultimately extend to over 94,500 square metres together with ancillary facilities adjacent to new municipality buildings including new Civic Offices and library.

The initial phase of the development consists of four buildings totalling 32,000 square metres of high quality, Grade A office accommodation. Individual floors within the buildings vary between 2,100 to 2,800 square metres, providing flexible letting combinations. The development is due to be completed in Summer 2007.

Commenting, Harin Thaker, CEO-Europe, said: "We are delighted to continue our successful relationship with Arlington on this project. This underlines our capabilities in using our pan European platform to assist a key

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

UK based client in a continental European transaction, and we look forward to working with Arlington again in the future."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Arlington

Arlington is one of the UK's leading property services and property investment management businesses operating across UK, European and international markets. It is one of the largest independent property investment managers in the UK with £6.7bn under management.

Viladecans Business Park Barcelona

The Park is adjacent to the town of Viladecans and south west of Barcelona, approximately 12km from the City centre. The main airport of Barcelona is approximately 5km to the south and the land is adjacent to and accessed from the C-32 motorway which links Viladecans to the Ronda (Barcelona ring road) and the City centre. The site also has access to the Viladecans Renfe train station, which adjoins the site and provides access to Barcelona's main station

The Arlington Business Park Barcelona extends to 8.612 hectares and forms part of a larger land area that has been zoned for a comprehensive development comprising residential, retail, offices, leisure and industrial accommodation, together with a substantial urban park which will be the unique focal point for the project. The Park will be accessed initially from the existing motorway junction and the new infrastructure that surrounds the site, which will be completed over the next 16 months. An additional motorway junction is programmed for completion by 2009, which will provide additional road capacity and direct access to the site. It is also anticipated that an improved direct link will be provided to the airport, which is currently being extended, reducing the road distance to approximately 2km. A new high speed rail link to the airport, the AVE, is due to be completed over the next 24 months providing high speed rail links to Madrid.

On the 8.612 hectares (gross) identified as developable for Business Park accommodation, it is proposed to construct 94,597 sq m (GEA) of offices and associated retail accommodation within a landscaped campus setting with car parking standards of 1 space to 75 sq m GEA. In addition, the amenity building (Bitagora) will provide 41,070 sq m of hotel, leisure, retail and civic facilities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich